EXHIBIT 99.1

Titan Medical Announces American Association of Gynecologic Laparoscopy Global Congress Participation

TORONTO, Nov. 17, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on single access robotic-assisted surgery (RAS), today announced its attendance at the American Association of Gynecologic Laparoscopy (AAGL) 51st Global Congress on minimally invasive gynecologic surgery (MIGS) being held December 1-4, 2022 in Aurora, Colorado.

“Participation at the American Association of Gynecologic Laparoscopy Global Congress aligns with Titan’s mission of improving outcomes for patients, hospitals and surgeons in our initial pursuit of gynaecological surgical indications. Titan’s technology maximizes patient outcomes by minimizing incisions, and nowhere is that more important and impactful than in the world of women’s health, which will be our first area of focus. Our Enos™ platform is designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain due to a singular small incision. As Titan enhances its focus on innovation and the unique and positive ways that it can be competitive and meet the needs of the market, we are committed to value creation”, stated Cary G. Vance, Titan’s President and CEO.

“We look forward to meeting with nationally renowned gynecologic surgeons to learn more about their surgical experience with traditional methods of surgery and multi-port RAS systems. Initiating and continuing conversations with potential users and purchasers of the Enos™ single-access RAS system will further clarify our next steps in advancing new and disruptive technology in minimally invasive gynecologic surgery, and how Titan may fit into future surgical practice,” Mr. Vance continued. “We also plan to meet with other minimally invasive surgical companies to build awareness of our platform and discuss opportunities for collaboration to improve outcomes for women’s health in gynecologic surgery, as a high unmet need exists in optimizing the recoveries of patients, post-surgery. The timing is perfect for these discussions as Titan prepares for our first Enos system delivery at our Chapel Hill facility next month,” concluded Mr. Vance.

AAGL is the largest medical society focused on gynecologic surgery, with an international membership of over 7,100 physicians and healthcare providers committed to advancing MIGS. AAGL’s Annual Global Congress is the premier scientific program that provides the world’s finest gynecologic surgeons with the latest education and best practices in MIGS.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ single-access RAS system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos system includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. Titan intends to initially pursue gynaecological surgical indications with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; the company’s plan to meet with other minimally invasive surgical companies; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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